EXHIBIT 99.1

Stantec reports strong first quarter 2024 results with 19% growth in diluted earnings per share and 23% growth in adjusted diluted earnings per share

Q1 2024 Highlights

  Record net revenue of $1.4 billion, an increase of 11.5% over Q1 2023
  Adjusted EBITDA margin1 of 15.5%, up 90 basis points over Q1 2023
  Adjusted diluted EPS1 of $0.90, up 23.3% over Q1 2023
  Record backlog of $7.0 billion, up 11.5% since December 31, 2023

EDMONTON, Alberta and NEW YORK, May 08, 2024 (GLOBE NEWSWIRE) -- Stantec (TSX, NYSE:STN), a global leader in sustainable design and engineering, today reported its results for the three months ended March 31, 2024.

Stantec delivered strong first quarter earnings driven by continued favorable market conditions and solid operational performance.

Stantec generated record net revenue of $1.4 billion on the strength of 6.6% organic and 5.5% acquisition growth1. The Company achieved organic net revenue growth in each of its regional and business operating units, with the exception of Energy & Resources. Notable organic growth was delivered in Water (16.2%), Buildings (9.9%) and in the Company's US region (10.1%). Adjusted EBITDA margin increased by 90 basis points over Q1 2023 to 15.5%, driven by strong net revenue growth, enhanced project margins, and disciplined cost management. Stantec delivered diluted earnings per share (EPS) of $0.70, and adjusted diluted EPS of $0.90. Adjusted EBITDA margin and adjusted diluted EPS were both impacted by an expense related to the revaluation of Stantec’s long-term incentive plan (LTIP) primarily due to continued share price appreciation in Q1 2024. Excluding the impact of the revaluation, adjusted EBITDA margin was 15.9%, and adjusted diluted EPS was $0.94, respectively.

“We are off to a great start for the year,” said Gord Johnston, President and CEO. “With robust market demand across all our regions, we expect 2024 will be another excellent year. Our first quarter performance reflects our focus on executing on our Strategic Plan, including our continued drive to grow through strategic M&A. To that end, we have already closed three acquisitions this year and added over 2,700 people to the Stantec team.”

Q1 2024 compared to Q1 2023

  Net revenue increased 11.5% or $141.6 million to $1.4 billion, primarily driven by 6.6% organic and 5.5% acquisition net revenue growth. The Company achieved organic growth in all regional and business operating units with the exception of Energy & Resources. Double-digit organic growth was achieved in the United States and in the Water business.
  Project margin increased 12.5% or $82.5 million to $742.5 million. As a percentage of net revenue, project margin increased by 50 basis points to 54.2% due to strong project execution.
  Adjusted EBITDA increased 18.3% or $32.8 million, to $211.9 million. Adjusted EBITDA margin increased by 90 basis points over Q1 2023 to 15.5%, driven by strong net revenue growth, enhanced project margins, and disciplined cost management. The strengthening of Stantec's share price in Q1 2024 resulted in a 40 basis point headwind to its Adjusted EBITDA margin due to the revaluation of the Company's LTIP compared to the 60 basis point headwind for Q1 2023.
  Net income increased 22.3%, or $14.5 million, to $79.4 million, and diluted EPS increased 18.6%, or $0.11, to $0.70, mainly due to strong net revenue growth, solid project margins, and consistent administrative and marketing expenses as a percentage of net revenue.
  Adjusted net income grew 27.3%, or $22.1 million, to $103.0 million, achieving 7.5% of net revenue—an increase of 90 basis points, and adjusted diluted EPS increased 23.3% to $0.90. Q1 2024 LTIP revaluation reduced adjusted EPS by $0.04, $0.01 less than the impact in Q1 2023.
  Contract backlog increased to $7.0 billion at March 31, 2024, a record high reflecting 7.1% acquisition growth and 3.1% organic growth from December 31, 2023. Organic backlog growth was achieved in Canada and US, while Global retracted by less than 1%. The Company achieved double-digit organic backlog growth in the Environmental Services business. Contract backlog represents 13 months of work.
  Operating cash flows increased $20.2 million, with cash inflows of $56.9 million, reflecting revenue growth and solid operational performance.
  DSO was 79 days, remaining below Stantec's target of 80 days.
  Net debt to adjusted EBITDA (on a trailing twelve-month basis) at March 31, 2024 was 1.5x, reflecting the funding of recent acquisitions, and remaining within the Company's internal target range of 1.0x to 2.0x.
  Consistent with Stantec's growth strategy, the Company completed the following acquisitions:
    On January 8, 2024, Stantec acquired ZETCON Engineering, a 645-person engineering firm headquartered in Bochum, Germany. ZETCON provides a strong platform in infrastructure planning, inspection, project management, and construction management.
    On February 9, 2024, Stantec acquired Morrison Hershfield, a 1,150-person engineering and management firm headquartered in Markham, Canada. The firm has a highly respected industry reputation in transportation, buildings, and environmental services.
    On April 30, 2024, Stantec completed the acquisition of Hydrock Holdings Limited (Hydrock), a 950-person integrated engineering design firm headquartered in Bristol, England. Hydrock holds a nationwide presence with 22 locations in the UK and industry-renowned experience, bolstering the Company's offering to the energy, buildings, and infrastructure markets.
  On May 8, 2024, the Company's Board of Directors declared a dividend of $0.21 per share, payable on July 15, 2024, to shareholders of record on June 28, 2024.

2024 Outlook

Stantec reaffirms its annual targets for 2024, included in the guidance released on February 28, 2024.

2024 Annual Range
Targets
Net revenue growth	11% to 15%
Adjusted EBITDA as % of net revenue (note)	16.2% to 17.2%
Adjusted net income as % of net revenue (note)	above 8%
Adjusted diluted EPS growth (note)	12% to 16%
Adjusted ROIC (note)	above 11%

+In setting Stantec's targets and guidance, the Company assumed an average value for the US dollar of $1.35, GBP $1.70, and AU dollar $0.90. For all other underlying assumptions, see Stantec's 2023 Annual Report. These targets do not include the impact of revaluing Stantec's share-based compensation, which fluctuates primarily due to share price movements subsequent to December 31, 2023, as further described below.

note: Adjusted EBITDA, adjusted net income, adjusted diluted EPS, and adjusted ROIC are non-IFRS measures (discussed in the Definitions of Non-IFRS and Other Financial Measures section of the Q1 2024 MD&A).

The Company expects that net revenue will increase between 11% and 15% in 2024. Stantec continues to see high levels of activity in all regions. Stantec reaffirms the expectations for organic net revenue growth in the mid to high single digits, with the US and Global regions in the mid to high single digits, and Canada in the mid-single digits. The Company expects acquisition net revenue growth, including a partial year from Hydrock, to be in the mid-single digits.

Stantec anticipates adjusted EBITDA margin will be in the range of 16.2% - 17.2%, reflecting continued discipline in the management of administrative and marketing costs to drive operational efficiency. Adjusted EBITDA margin in Q1 and Q4 2024 is expected to be near or below the low end of this range because of the additional effects of regular seasonal factors in the northern hemisphere. The Company expects to move to the higher end of the range in Q2 and Q3 of 2024, when the Company typically achieves stronger organic net revenue growth and increased utilization in its operations.

The Company expects adjusted net income to achieve a margin above 8.0%, adjusted diluted EPS growth to be in the range of 12% - 16%, and adjusted ROIC to be above 11%.

Effect of Long-term Incentive Plan
Consistent with guidance previously provided, the targets do not include the impact of revaluing Stantec's share-based compensation, which fluctuates primarily due to share price movements subsequent to December 31, 2023. For Q1 2024, the revaluation resulted in a $5.8 million expense (pre-tax), the equivalent of 40 basis points as a percentage of net revenue and $0.04 EPS. If the LTIP metrics existing at Q1 remain constant to the end of the year, the impact of higher share-based compensation expense to the remaining three quarters would be approximately $2.1 million (pre-tax) or $0.01 EPS, and the full year impact would be approximately $7.9 million (pre-tax) or $0.05 EPS.

The above targets do not include any assumptions for additional acquisitions given the unpredictable nature of the size and timing of such acquisitions, or the impact from share price movements subsequent to December 31, 2023 and the relative total shareholder return components on the Company's share-based compensation programs.

Q1 2024 Financial Highlights

	For the quarter ended March 31,
	2024		2023
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,721.4	125.6%	1,539.2	125.3%
Net revenue	1,370.1	100.0%	1,228.5	100.0%
Direct payroll costs	627.6	45.8%	568.5	46.3%
Project margin	742.5	54.2%	660.0	53.7%
Administrative and marketing expenses	542.9	39.6%	488.3	39.7%
Depreciation of property and equipment	15.8	1.2%	15.5	1.3%
Depreciation of lease assets	31.5	2.3%	30.9	2.5%
Amortization of intangible assets	31.0	2.3%	26.3	2.1%
Net interest expense and other net finance expense	24.2	1.8%	21.6	1.8%
Other	(5.3)	(0.5%)	(6.4)	(0.5%)
Income taxes	23.0	1.7%	18.9	1.5%
Net income	79.4	5.8%	64.9	5.3%
Basic and diluted earnings per share (EPS)	0.70	n/m	0.59	n/m
Adjusted EBITDA (note)	211.9	15.5%	179.1	14.6%
Adjusted net income (note)	103.0	7.5%	80.9	6.6%
Adjusted diluted EPS (note)	0.90	n/m	0.73	n/m
Dividends declared per common share	0.210	n/m	0.195	n/m

note: Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions of Non-IFRS and Other Financial Measures section of the Q1 2024 MD&A).

n/m = not meaningful

Net Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	Q1 2024	Q1 2023	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	323.7	303.0	20.7	17.8	n/a	2.9	1.0%
United States	733.9	643.2	90.7	28.2	(2.4)	64.9	10.1%
Global	312.5	282.3	30.2	21.5	(4.3)	13.0	4.6%
Total	1,370.1	1,228.5	141.6	67.5	(6.7)	80.8
Percentage Growth (Retraction)			11.5%	5.5%	(0.6% )	6.6%

Backlog

(In millions of Canadian dollars, except percentages)	Mar 31, 2024	Dec 31, 2023	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Canada	1,568.1	1,342.6	225.5	206.1	n/a	19.4	1.4%
United States	4,265.1	3,950.8	314.3	45.4	87.1	181.8	4.6%
Global	1,197.0	1,012.5	184.5	194.8	(3.7)	(6.6)	(0.7)%
Total	7,030.2	6,305.9	724.3	446.3	83.4	194.6
Percentage Growth			11.5%	7.1%	1.3%	3.1%

Webcast & Conference Call

Stantec will host a live webcast and conference call on Thursday, May 9, 2024, at 7:00 AM Mountain Time (9:00 AM Eastern Time) to discuss the Company’s first quarter performance.

To listen to the webcast and view the slide presentation, please join here.

If you are an analyst and would like to participate in the Q&A, please register here.

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of Stantec.com.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Non-IFRS and Other Financial Measures

Stantec reports its financial results in accordance with IFRS. This news release also reports the following non-IFRS and other financial measures used by the Company: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), net debt to adjusted EBITDA, days sales outstanding (DSO), margin (percentage of net revenue), organic growth (retraction), acquisition growth, adjusted return on invested capital (ROIC), and measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, as well as measures and ratios calculated using these non-IFRS or other financial measures. Additional disclosure for these non-IFRS and other financial measures, incorporated by reference, is included in the Definitions of Non-IFRS and Other Financial Measures section of the Q1 2024 Management’s Discussion and Analysis, available on SEDAR+ at sedarplus.ca, EDGAR at sec.gov, and the Company’s website at Stantec.com and the reconciliation of Non-IFRS Financial Measures appended hereto.

These non-IFRS and other financial measures do not have a standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures and ratios provide useful information to investors to assist them in understanding components of the Company's financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Forward-looking Statements

Certain statements contained in this news release constitute forward-looking statements. These statements include, without limitation, comments regarding the Company's ability to capture future growth opportunities, adjusted diluted EPS and net revenue growth, adjusted EBITDA margin, adjusted ROIC, and the 2024 outlook. Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, cash flow projections, project cancellations, access and retention of skilled labor, decreased infrastructure spending levels, decrease or end to stimulus programs, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Company.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the three month period ended March 31, 2024, there has been no significant change in the risk factors from those described in Stantec's 2023 Annual Report. This report is accessible online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedarplus.ca or Stantec’s website, Stantec.com. You may obtain a hard copy of the 2023 annual report free of charge from the investor contact noted below.

Investor Contact

Jess Nieukerk
Stantec Investor Relations
Ph: 403-569-5389
jess.nieukerk@stantec.com

To subscribe to Stantec’s email news alerts, please fill out the subscription form.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended March 31,
(In millions of Canadian dollars, except per share amounts)	2024	2023
Net income	79.4	64.9
Add back (deduct):
Income taxes	23.0	18.9
Net interest expense	24.0	20.7
Net impairment (reversal) of lease assets and property and equipment (note 1)	0.5	(2.9)
Depreciation and amortization	78.3	72.7
Unrealized gain on equity securities	(1.9)	(3.9)
Acquisition, integration, and restructuring costs (note 4)	8.6	8.7

Adjusted EBITDA	211.9	179.1

	For the quarter ended March 31,
(In millions of Canadian dollars, except per share amounts)	2024	2023
Net income	79.4	64.9
Add back (deduct) after tax:
Net impairment (reversal) of lease assets and property and equipment (note 1)	0.3	(2.2)
Amortization of intangible assets related to acquisitions (note 2)	18.1	14.5
Unrealized gain on equity securities (note 3)	(1.5)	(3.0)
Acquisition, integration, and restructuring costs (note 4)	6.7	6.7

Adjusted net income	103.0	80.9
Weighted average number of shares outstanding - diluted	114,066,995	110,927,669

Adjusted earnings per share - diluted	0.90	0.73

See the Definitions section of the Q1 2024 MD&A for the discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.

note 1: The net impairment (reversal) of lease assets and property and equipment includes onerous contracts associated with the impairment for the quarter ended March 31, 2024 of $0.1 (2023 - $(0.4)). For the quarter ended March 31, 2024, this amount is net of tax of $0.2 (2023 - $(0.7)).

note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended March 31, 2024, this amount is net of tax of $5.3 (2023 - $4.2).

note 3: For the quarter ended March 31, 2024, this amount is net of tax of $(0.4) (2023 - $(0.9)).

note 4: The add back of certain administrative and marketing costs and depreciation primarily related to acquisition and integration expenses associated with Stantec's acquisitions and restructuring costs. For the quarter ended March 31, 2024, this amount is net of tax of $1.9 (2023 - $2.0).

_____________________
1 Adjusted diluted EPS, adjusted net income, adjusted EBITDA, and adjusted EBITDA margin are non-IFRS measures, and organic growth, acquisition growth and DSO are other financial measures (discussed in the Definitions section of the Q1 2024 MD&A).